Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009

Pre-tax income from continuing operations before
equity in earnings of investees	$34,004	$55,308	$48,903	$42,255	$24,018	$22,284
Distributions of earnings from equity investees	10,320	—	—	—	—	—
Fixed charges	18,530	16,831	16,892	12,057	7,351	5,556
Adjusted Earnings	$62,854	$72,139	$65,795	$54,312	$31,369	$27,840

Fixed Charges:
Interest on indebtedness and amortization of deferred
finance costs and debt discounts	$18,530	$16,831	$16,892	$12,057	$7,351	$5,556

Ratio of earnings to fixed charges	3.4x	4.3x	3.9x	4.5x	4.3x	5.0x